

October 17, 2013

Via E-mail
Reynolds C. Bish
Chief Executive Officer
Kofax Limited
15211 Laguna Canyon Road
Irvine, CA 92618

>   **Re: Kofax Limited**
>   **Registration Statement on Form F-1**
>   **Filed October 3, 2013**
>   **File No. 333-191554**

Dear Mr. Bish:

We have reviewed your registration statement and have the following comments. Unless otherwise noted, where we reference prior comments we are referring to our letter dated September 24, 2013.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

"Our bye-laws restrict shareholders from bringing legal action against our officers and directors," page 29

1.   We note your revisions on pages 29, 101, and 108 in response to our prior comment 3. Please revise the last sentence of this risk factor to remove the suggestion that your shareholders have waived their ability to assert federal securities claims against your officers and directors unless the act or failure to act involves fraud or dishonesty. In addition, please clarify on pages 106 and II-1 that the waiver in your bye-laws does not apply to any claim or action under the United States federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin, Law Clerk, at (202) 551-3574 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel